File No.

As filed with the Securities and Exchange Commission on November 7, 2022

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY
ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER GRANTING
EXEMPTIONS FROM SECTIONS 18(a), 18(c) AND 18(i) OF THE 1940 ACT AND
PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER

ALTI PRIVATE EQUITY ACCESS FUND
ALTI, LLC

175 Varick Street
New York, NY 10014

Please direct all communications regarding this Application to:

Joseph Bonvouloir
Chief Executive Officer
ALTI, LLC
175 Varick Street
New York, NY 10014

With copies to:

Anna T. Pinedo, Esq.
Brian D. Hirshberg, Esq.
Mayer Brown LLP
1221 Avenue of the Americas
New York, New York 10036
Tel: (212) 506-2275

This Application (including Exhibits) contains 18 pages.

i

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of: ALTI PRIVATE EQUITY ACCESS FUND ALTI, LLC Investment Company Act of 1940 1933 Act File No. 333-235545 1940 Act File No. 811-23501	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a), 18(c) AND 18(i) OF THE 1940 ACT AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER

I.	THE PROPOSAL

Alti Private Equity Access Fund (the “Fund”) and ALTI, LLC (the “Adviser”) (together, the “Applicants”), hereby seek an order of the Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(a), 18(c) and 18(i) of the 1940 Act, and (ii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Fund to offer investors multiple classes of shares of beneficial interest (the “Shares”) with varying sales loads and asset-based service and/or distribution fees, as described more fully in this Application. The Applicants request that the order also apply to any other registered closed-end management investment company that conducts a continuous offering of its shares, existing now or in the future, for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser acts as investment adviser or distributor, respectively, and which provides periodic liquidity with respect to its Shares through tender offers conducted in compliance with Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”).1 The Fund and any other investment company relying on this relief now or in the future, will do so in a manner consistent with the terms and conditions of this Application. Applicants represent that any person presently intending to rely on the order requested in this Application is listed as an Applicant.

The Fund is a Delaware statutory trust registered under the 1940 Act as a closed-end management investment company. The Fund is classified as a non-diversified investment company under the 1940 Act. The Fund’s investment objective is to seek long-term capital appreciation by investing in direct private equity co-investments in operating companies. The Fund pursues its investment objective by initially allocating substantially all of its assets to Numeric Investors LLC (the “Sub-Adviser”). The Sub-Adviser will be responsible for investing any cash in the Fund’s portfolio not otherwise directly invested in private equity investments as determined by the Adviser. Following the initial allocation to the Sub-Adviser, the Fund will be allocating approximately 80% of its assets to private equity investments through direct investments as well as through private equity investors and maintain approximately 20% of its assets with the Sub-Adviser. The Fund will invest in private equity investments by investing in a series of LLCs (“Deal Series Vehicles”) that are partially owned by the Fund and that will be sponsored and managed by select private equity investors. Each LLC then invests into an aggregator that will hold private equity securities in a co-investment opportunity (alongside a private equity general partner that the private equity investor has a relationship with) that meet the Fund’s private equity investment criteria. Each aggregator will hold one individual investment opportunity and no aggregator will be a private equity fund.

Under the proposal, the Shares will be offered on a continuous basis at the net asset value per Share plus any applicable sales loads. Class A Shares would be offered with a sales load of up to 3.5%, and Class D Shares would be offered without a sales load. The Shares will be sold only to persons who are “accredited investors,” as defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”).

1 The terms “control,” and “investment adviser” are used as defined in Section 2(a)(9) and Section 2(a)(20) of the 1940 Act, respectively.

The Shares are not offered or traded in a secondary market and are not listed on any securities exchange or quoted on any quotation medium. Because shareholders do not have the right to require the Fund to redeem Shares, the Fund may from time to time offer to repurchase Shares pursuant to periodic written tenders by shareholders in accordance with Rule 13e-4 under the 1934 Act (“Repurchases”), in order to provide a limited degree of liquidity to shareholders. Repurchases of the Fund’s Shares will be made at such times, in such amounts and on such terms as may be determined by the Fund’s Board of Trustees (the “Board,” and each member a “Trustee”). In determining whether the Fund should offer to Repurchase Shares, the Board will consider the recommendations of the Adviser as to the timing of such an offer, as well as a variety of operational, business and economic factors. The Adviser anticipates that the Fund will repurchase no more than 5% of its net assets quarterly following the second anniversary of Fund operations. The Fund will require that each tendering shareholder tender a minimum of $25,000.

The Fund seeks an order permitting it to offer multiple classes of Shares, as described below. As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Shares of the Fund would represent investments in the same portfolio of securities but would be subject to different expenses (such as asset-based service and/or distribution fees). Thus, the net income attributable to, and any dividends payable on, each class of Shares will differ from the other classes from time to time. As a result, the net asset value per Share of the classes may differ over time.

Under the proposal, each class of Shares would be offered at net asset value. The Class A Shares would be offered at net asset value with a 3.5% sales load and an annual asset-based service and/or distribution fee. Class D Shares would be offered at net asset value without a sales load, but with an asset-based service and/or distribution fee. Each class of Shares would comply with the provisions of Rule 12b-1 under the 1940 Act, or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of Financial Industry Regulatory Authority (“FINRA”) Rule 2341(d), as such rule may be amended, or any successor rule thereto (“FINRA Sales Charge Rule”)2 as if it applied to the Fund. The structure of the proposed classes of Shares is described in detail below under “Statement of Facts — Proposed Class Structure and Characteristics.”

If this application for an order is granted, the above classes of Shares may or may not be offered. Additional classes of Shares may be added in the future, and the Fund will rely on this relief in a manner consistent with the terms and conditions of this Application.

A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees for closed-end funds substantially similar to the relief sought by Applicants. See, e.g., Federated Hermes Project and Trade Finance Tender Fund and Federated Investment Management Company, Inv. Co. Act. Rel. Nos. 34621 (June 22, 2022) (Notice) and 34650 (July 19, 2022) (Order); John Hancock Asset-Based Lending Fund and John Hancock Investment Management LLC, Inv. Co. Act. Rel. Nos. 34491 (January 31, 2022) (Notice) and 34524 (March 3, 2022) (Order); The Optima Dynamic Alternatives Fund, Et Al, Inv. Co. Act. Rel. Nos 34381 (September 24, 2021) (Notice) and 34409 (October 21, 2021) (Order); MVP Private Markets Fund and Portfolio Advisors, LLC, Inv. Co. Act. Rel. Nos 34334 (July 16, 2021) (Notice) and 34356 (August 11, 2021) (Order); Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., Inv. Co. Act Rel. Nos 33896 (June 17, 2020) (Notice) and 33926 (July 14, 2020) (Order); Cresset Private Markets Opportunity Fund and Cresset SPG, LLC, Inv. Co. Act Rel. Nos. 33497 (May 31, 2019) (Notice) and 33536 (June 27, 2019) (Order); Triloma EIG Energy Income Fund, et al., Inv. Co. Act Rel. Nos. 32679 (June 13, 2017) (Notice) and 32730 (July 11, 2017) (Order); Resource Real Estate Diversified Income Fund and Resource Real Estate, Inc., Inv. Co. Act. Rel. Nos. 31093 (June 23, 2014) (Notice) and 31162 (July 22, 2014) (Order); College Retirement Equities Fund, et al, Inv. Co. Act. Rel. Nos. 31092 (June 23, 2014) (Notice) and 31204 (August 11, 2014) (Order).

[2]	Any references to FINRA Rule 2341(d) include any successor or replacement rule that may be adopted by FINRA.

II.	STATEMENT OF FACTS

A.    The Applicants

The Fund is a Delaware statutory trust registered under the 1940 Act as a closed-end, non-diversified management investment company. The Fund was established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of the State of Delaware on October 4, 2018.

The Adviser is a limited liability company organized under the laws of the state of New York. The Adviser, was established in 2020, and serves as investment adviser to the Fund. The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser has not previously managed a regulated investment company. Since its inception, the Adviser’s activities have been limited to organizational and fundraising activities.

B.    Proposed Class Structure and Characteristics

The Fund proposes to engage in a continuous offering of Shares in the manner described below. The Fund proposes to offer multiple classes of Shares, such as the Class A Shares and Class D Shares, described below, or any other additional classes. Additional classes may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Shares. In the future, the Fund’s Board could adopt this or another sales charge structure.

Class A Shares would: (1) be offered with a 3.5% sales load; (2) be subject to minimum initial investment requirements of $25,000, and minimum subsequent investment requirements of $10,000; (3) be offered with an annual asset-based service and/or distribution fee; (4) be subject to a servicing fee up to a maximum of 0.75% per year pursuant to a “Shareholder Distribution and Services Plan” (the “Shareholder Distribution and Services Plan”); and (5) be subject to an Early Repurchase Fee equal to 2% of the net asset value of any Shares repurchased by the Fund that were held for less than one year (the “Early Repurchase Fee”)3, in each case as set forth in the Fund’s prospectus, as amended or supplemented from time to time.

Class D Shares would: (1) be offered without a sales load; (2) be subject to minimum initial investment requirements of $25,000, and minimum subsequent investment requirements of $10,000; (3) be offered with an annual asset-based service and/or distribution fee; (4) be subject to a servicing fee up to a maximum of 0.75% per year pursuant to the Shareholder Distribution and Services Plan; and (5) be subject to an Early Repurchase Fee equal to 2% of the net asset value of any Shares repurchased by the Fund that were held for less than one year, in each case as set forth in the Fund’s prospectus, as amended or supplemented from time to time.

Actual fees approved and adopted may vary, but a class of Shares could not have annual asset-based service and/or distribution fees in excess of the limits established by the FINRA Sales Charge Rule.

3 The Early Repurchase Fee will be retained by the Fund and will benefit the Fund’s remaining investors. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis.

C.    Other Provisions

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund (including offering expenses, but excluding taxes, interest and banking costs, brokerage commissions, acquired fund fees and expenses, investment vehicle fees including costs for acquisition or disposal of investments, transactional fees, legal fees related to deal acquisition, and extraordinary expenses) in respect to Class A and Class D Shares, to the extent that they exceed 3.00% per annum of the Fund’s net assets (the “Expense Limitation”).

In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation to be exceeded. The Adviser may not recoup expenses should the recoupment cause the Fund to exceed the lesser of (i) the expense cap in place at the time of waiver or (ii) the time of recoupment. The Expense Limitation Agreement will remain in effect at least until the second anniversary of Fund operations, unless and until the Board approves its modification or termination. The agreement may be terminated only by the Fund’s Board on 60 days written notice to the Adviser. The expense reimbursement agreement will terminate 120 days after the Fund’s first fiscal year-end or 365 days from the effective date of the Fund whichever is later.

The Fund has entered into a Distribution Agreement (the “Distribution Agreement”) with UMB Distribution Services, LLC (the “Distributor”) to provide for the distribution of the Fund’s shares. The Distribution Agreement provides that the Distributor will sell, and will appoint financial intermediaries to sell, shares on behalf of the Fund on a best-efforts basis.

The Fund has adopted a Shareholder Distribution and Services Plan with respect to its shares in compliance with Rule 12b-1 under the Investment Company Act under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for backup withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Distribution and Services Plan, the Fund, with respect to each of the share classes, may incur expenses on an annual basis equal up to 0.75% of its average net assets attributable to the shares.

III.	EXEMPTIONS REQUESTED

A.    The Multiple Class System

Applicants request exemptive relief to the extent that the Fund’s issuance and sale of multiple classes of Shares might be deemed to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

B.    Asset-Based Service and/or Distribution Fees

Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary for the Master Fund to pay asset-based service and/or distribution fees.

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Commission may issue an order permitting an affiliated person of or a principal underwriter for a registered investment company, acting as principal, to participate in or effect a transaction in connection with a joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise, joint arrangement or profit sharing plan is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.	DISCUSSION

A.    Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.5 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

Historically, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required a high degree of liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this system of regulation, neither form has provided the best vehicle for offering portfolios that have significant, but not complete, liquidity. The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers (“Closed-end Tender Offer Funds”) or, more recently, periodic repurchases under Rule 23c-3.

In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and the closed-end forms, consistent with investor protection.5 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed Rule 23c-3 under the 1940 Act, which provided flexibility to increase shareholder liquidity through periodic tender offers under simplified procedures.6 Rule 23c-3 was adopted in April 1993.7 Prime rate funds were cited in both Protecting Investors and the Rule 23c-3 Proposing Release as the prototype for the closed-end interval fund concept.8 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Many funds either cannot or choose not to rely on Rule 23c-3. Therefore, there exist a large number of Closed-end Tender Offer Funds, which fall between open-end and closed-end designations in regard to their operations, but are not interval funds.

Moreover, a number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees substantially similar to that for which Applicants seek relief.9

4 Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.

5 Id. at 424.

6 Inv. Co. Act Rel. No. 18869 (July 28, 1992) (the “Rule 23c-3 Proposing Release”).

7 Inv. Co. Act Rel. No. 19399 (April 7, 1993) (the “Rule 23c-3 Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

8 Protecting Investors, supra, at 439-40; 23c-3 Proposing Release at 27.

9 See e.g., Federated Hermes Project and Trade Finance Tender Fund and Federated Investment Management Company, Inv. Co. Act. Rel. Nos. 34621 (June 22, 2022) (Notice) and 34650 (July 19, 2022) (Order); John Hancock Asset-Based Lending Fund and John Hancock Investment Management LLC, Inv. Co. Act. Rel. Nos. 34491 (January 31, 2022) (Notice) and 34524 (March 3, 2022) (Order); The Optima Dynamic Alternatives Fund, Et Al, Inv. Co. Act. Rel. Nos 34381 (September 24, 2021) (Notice) and 34409 (October 21, 2021) (Order); MVP Private Markets Fund and Portfolio Advisors, LLC, Inv. Co. Act. Rel. Nos 34334 (July 16, 2021) (Notice) and 34356 (August 11, 2021) (Order); Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., Inv. Co. Act Rel. Nos 33896 (June 17, 2020) (Notice) and 33926 (July 14, 2020) (Order); Cresset Private Markets Opportunity Fund and Cresset SPG, LLC, Inv. Co. Act Rel. Nos. 33497 (May 31, 2019) (Notice) and 33536 (June 27, 2019) (Order); Triloma EIG Energy Income Fund, et al., Inv. Co. Act Rel. Nos. 32679 (June 13, 2017) (Notice) and 32730 (July 11, 2017) (Order); Resource Real Estate Diversified Income Fund and Resource Real Estate, Inc., Inv. Co. Act. Rel. Nos. 31093 (June 23, 2014) (Notice) and 31162 (July 22, 2014) (Order); College Retirement Equities Fund, et al, Inv. Co. Act. Rel. Nos. 31092 (June 23, 2014) (Notice) and 31204 (August 11, 2014) (Order).

B.    Multiple Classes of Shares — Exemptions from Sections 18(c) and 18(i) of the 1940 Act

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of the Master Fund may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

A registered closed-end investment company may have only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section 13(a). Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

In particular, Section 18(c) of the 1940 Act provides that:

[I]t shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . .

Section 18(i) of the 1940 Act provides that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

The multi-class system proposed herein (the “Multi-Class System”) may result in Shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed Multi-Class System (i) shareholders of different classes may pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the Multi-Class System will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her Shares, the use of a financial intermediary through which the Shares will be purchased and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize new, separate investment portfolios for each class of Shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As the Master Fund grows in volume of assets, it is expected that investors will derive benefits from economies of scale that might not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.10

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies’ multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect the Fund’s assets. In addition, the proposed structure will not increase the speculative character of the Fund’s shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of common shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. The Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, the Fund is expected in many ways to resemble an open-end fund in its manner of operation and in the distribution of its common shares.

In particular, the Fund proposes to offer Shares continuously at net asset value, plus any applicable front-end sales charge. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.11 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Fund would issue multiple classes of Shares on those contained in Rule 18f-3.

10 See Inv. Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., director or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

11See supra note 9.

Applicants believe that any allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of the Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in the Fund’s prospectus and of the differences among the various classes and the different expenses of each class of shares offered. The Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.12 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports13 and describe in its prospectus any arrangements that result in breakpoints in sales loads.14 The Fund will include any such disclosures in its shareholder reports and prospectus to the extent required as if the Fund were an open-end fund. The Fund and the Distributor will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund and the Distributor.15 The Fund or the Distributor will contractually require that any other distributor of the Fund’s Shares comply with such requirements in connection with the distribution of Shares of the Fund.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.16 Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to Trade Finance Tender Fund, the John Hancock Asset-Based Lending Fund, The Optima Dynamic Alternatives Fund, Hamilton Lane Private Assets Fund, Cresset Private Markets Opportunity Fund, Triloma EIG Energy Income Fund, NorthStar/Townsend Institutional Real Estate Fund, Inc., FS Global Credit Opportunities Fund, Altegris KKR Commitments Master Fund, Resource Real Estate Diversified Income Fund and Resource Real Estate, Inc., and Partners Group Private Equity (Master Fund), LLC.17  In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Fund.

12 In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

13 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release).

14 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release)

15 Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release).

16 Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also rules 12d1-1, et seq. of the 1940 Act.

17 See supra note 9.

C.    Asset-Based Service and/or Distribution Fees

Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Fund to impose asset-based service and/or distribution fees (in a manner similar to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose an asset-based service and/or distribution fee. 18

Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company or an affiliated person of such a person, acting as principal, from participating in or effecting any transaction in which such registered company is a joint or a joint and several participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person of a registered investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.

The Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Shareholder Distribution and Service Plan, if any, with respect to each class as if the Fund were an open-end investment company. Therefore, the Fund will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing asset-based service and/or distribution fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,19 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.20

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its shares should be resolved by the Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Fund will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Fund represents that the Fund’s imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

18 Applicants do not concede that Section 17(d) applies to the Multiple Class System or to the service and/or distribution fees discussed herein, but request this order to eliminate any uncertainty.

19 See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

20 Id. Fed. Sec. L. Rep. (CCH) at 83,733.

VI.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3 and 22d-1 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.	CORPORATE ACTION

The Fund’s Agreement and Declaration of Trust empowers the Board of the Fund to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Board has adopted resolutions, attached as Exhibit B, authorizing the Fund’s officers to file the Application with the Commission.

VIII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing. Applicants submit that the exemptions requested conform substantially to the precedent cited herein.21

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the Act are attached as Exhibit A to this Application and resolutions of the Trust’s Board are attached as Exhibit B to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act.

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21 See supra note 9.

Authorization and Signatures

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As Founder & CEO of Alti Private Equity Access Fund, Joseph Bonvouloir is authorized to sign and file this document on behalf of Alti Private Equity Access Fund.

Alti Private Equity Access Fund

By:	/s/ Joseph Bonvouloir
Name:	Joseph Bonvouloir
Title:	Founder & CEO
Date:	November 7, 2022

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As Chief Executive Officer of ALTI, LLC, Joseph Bonvouloir is authorized to sign and file this document on behalf of ALTI LLC.

ALTI, LLC

By:	/s/ Joseph Bonvouloir
Name:	Joseph Bonvouloir
Title:	Chief Executive Officer
Date:	November 7, 2022

List of Attachments and Exhibits

Exhibit A

1.	Verification of Alti Private Equity Access Fund

2.	Verification of ALTI, LLC

Exhibit B – Resolutions

Exhibit A

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Alti Private Equity Access Fund, that he is the Secretary of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ALTI PRIVATE EQUITY ACCESS FUND

By:	/s/ Joseph Bonvouloir
Name:	Joseph Bonvouloir
Title:	Founder & CEO

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of ALTI, LLC, that he is the Secretary of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ALTI, LLC

By:	/s/ Joseph Bonvouloir
Name:	Joseph Bonvouloir
Title:	Chief Executive Officer

Exhibit B

Resolution of the Board of Trustees of
Alti Private Equity Access Fund

RESOLVED, that the Board of the Fund hereby approves the preparation and filing with the SEC of an application for exemptive relief, with such changes as may be approved by any officer of the Fund with the advice of counsel or as may otherwise be deemed appropriate by any officer of the Fund with the advice of counsel.